NorthWest Indiana
BANCORP	9204 Columbia Avenue, Munster, Indiana 46321 / (219) 836-9690

October 29, 2009

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Benjamin Phippen
100 F Street, N.E., Mail Stop 4720
Washington, D.C.  20549-4720

Re:	NorthWest Indiana Bancorp (the “Bancorp”)
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended June 30, 2009
File No. 000-26128

Dear Mr. Phippen:

We have received your office’s comment letter dated October 20, 2009 concerning the above-referenced filings.  The comment letter asks for our written response within 10 business days or to tell you when we will provide you with our response.

Per our legal counsel’s telephone conversation with you this week, we are respectfully requesting an extension of time to complete our response and allow for the appropriate amount of time and resources, including the coordination of a review process with the Bancorp’s senior management and board of directors, to consider the staff’s comments.  As a result, we intend to provide our responses to the comment letter no later than November 16, 2009.

On behalf of the Bancorp, I hereby acknowledge that:

•	the Bancorp is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Bancorp may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Benjamin Phippen
Securities and Exchange Commission
October 29, 2009

We appreciate the staff’s consideration of this request and look forward to working with you.  Should you have additional comments or questions, please contact me at (219) 853-7610, or our outside counsel, David P. Hooper, at (317) 231-7333.

Sincerely,

/s/ Robert T. Lowry

Robert T. Lowry
Senior Vice President, Chief Financial Officer and Treasurer

cc:	David A. Bochnowski
Claudia V. Swhier, Esq.
David P. Hooper, Esq.